September 30, 2013

VIA EDGAR

Anu Dubey

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Mutual Fund Series Trust, File Nos. 333-132541, 811-21872

Dear Ms. Dubey:

On July 16, 2013, Mutual Fund Series Trust (the "Registrant"), on behalf of its series, KF Griffin Blue Chip Covered Call Fund (the "Fund"), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Amendment”).  In a telephone conversation on September 4, 2013, you provided comments to the Amendment. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Prospectus:

Fund Summary

Comment 1.  In Fees and Expenses of the Fund, in the introductory paragraph, please provide the heading and page number in the SAI where a discussion of the sales charge discounts can be found.

Response.  The Registrant has added the information requested to the introductory paragraph.

“Fees and Expenses of the Fund: This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.  You may qualify for sales charge discounts on purchases of Class A shares if you and your family invest, or agree to invest in the future, at least $50,000 in the Fund.  More information about these and other discounts is available from your financial professional and in the section entitled How to Buy Shares on page [ ] of the Fund's Prospectus and is included in the section of the Fund’s prospectus entitled How to Buy Shares on page 8 and in the sections of the Fund’s Statement of Additional Information entitled Reduction of Up-Front Sales Charge on Class A Shares on page 35  and Waiver of Up-Front Sales Charge on Class A Shares on page 36.”

Comment 2.  In footnote 2 to the fee table, please include disclosure regarding the advisor’s ability to recapture expenses waived or reimbursed within three years. Please also confirm supplementally that the agreement will be filed as an exhibit to the registration statement in a subsequent amendment.

Response.  The Registrant confirms that the agreement will be filed as an exhibit to the registration statement in a subsequent amendment and has revised the disclosure as follows:

“The Advisor has contractually agreed to waive fees and/or reimburse expenses of the Fund through January 31, 2015. This agreement may only be terminated by the Fund's Board of Trustees on 60 days’ written notice to the Advisor, the Advisor with the consent of the Board of Trustees or upon the termination of the Management Agreement between the Trust and the Advisor. Fee waivers and expense reimbursements are subject to possible recoupment by the adviser from the Fund in future years on a rolling three year basis (within the three years after the fees have been waived or reimbursed) if such recoupment can be achieved within the Fund’s expense limits.”

Comment 3.  In the expense example, add an example showing expenses if the shareholder did not redeem at the end of the period because the CDSC may imposed for periods beyond 1 year.

Response.  The Registrant did not add the additional expense example because the example assumes a $10,000 investment, and the CDSC only applies to investments of $1,000,000 and above.

Comment 4.  In Principal Investment Strategies, please add disclosure explaining what writing covered calls is and how it benefits the Fund.

Response.  The Registrant has revised the disclosure in Additional Information About The Fund’s Principal Investment Strategies And Related Risks as follows:

“The Fund seeks to achieve its investment objective by investing primarily in dividend-paying, large-capitalization common stocks of domestic and foreign issuers that are traded on a U.S. exchange and by writing covered call options on a substantial portion of the stocks held in its portfolio.  When the Fund writes (sells) a covered call, it holds common stock and sells call options on that same common stock in an attempt to generate increased income from the common stock and reduce the volatility of the Fund. The Fund receives a premium from the purchaser of the call, which generates income for the Fund and may reduce the volatility of the Fund because the premium will reduce any losses on the underlying securities, but only by the amount of the premium. The Fund seeks to generate a return profile that is balanced, generating an equal percent of return from (i) capital appreciation; (ii) dividends and re-invested dividends; and (iii) call premiums.

Comment 5. In Principal Investment Strategies, modify the 80% policy pursuant to Rule 35d-1 to state that the Fund will invest 80% of its net assets plus borrowings in blue chip common stocks on which the Fund has written covered calls or modify the Fund’s name.

Response.  The Registrant has changed the Fund’s name to KF Griffin Blue Chip and Covered Call Fund.

Comment 6. In Principal Investment Strategies, revise the definition of “blue chip” companies from those that are “well-established in their industries” to large capitalization companies that are “well known” in their industries.

Response.  The Registrant has revised the disclosure as follows:

“These companies will typically be “blue chip” companies, which the Sub-Advisor views as companies that are well-~~established~~ known in their industries and have a minimum market capitalization of $5~~1~~ billion.”

Comment 7.  In Principal Investment Strategies, please provide an explanation of how the Fund controls volatility given its investment objective of total return with lower volatility than equity markets in general.

Response.

Please see the Registrant’s Response to Comment 4.

Management of the Fund

Comment 8. In Portfolio Manager, please provide the statement required by Item 10(a)(2) regarding the information that is available in the SAI.

Response.  The Registrant has added the disclosure.

Comment 9.  Please confirm supplementally whether there were any funds advised by the sub-advisor that had a substantially similar strategy that were not included in the prior performance.

Response.  The sub-advisor has confirmed to the Registrant that all accounts and funds advised by the sub-advisor that had a substantially similar strategy to the Fund have been included in the prior performance information shown.

Comment 10.  In Prior Performance of the Sub-Advisor to the Fund, please fill in the inception date in the average annual total returns table.

Response.  The Registrant has made the revision requested.

SAI:

Investment Restrictions

Comment 11.  In the Fund’s fundamental policies, please state a policy regarding the sale of physical commodities by the Fund.

Response.  The Registrant has revised fundamental policy (e) as follows:

“(e) purchase or sell physical commodities or forward contracts relating to physical commodities;”

*          *          *

The Registrant has authorized us to convey to you that the Registrant acknowledges:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact Tanya Goins at (202) 973-2722 or JoAnn Strasser at (614) 469-3265.

Sincerely,

/s/Thompson Hine LLP

Thompson Hine LLP